EXHIBIT 11

GATEWAY ENERGY CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	2002	2001

Weighted average number of common shares outstanding	15,395,589	15,338,346

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price	15,349 (1)	106,947 (1)
Tentative number of shares for computation of fully diluted earnings per share	15,410,938	15,445,293

Loss from continuing operations	$(1,008,230)	$(912,760)
Discontinued operations	86,611	84,751
Net loss	$(921,619)	$(828,009)

Basic and diluted loss per common share:

Continuing operations	$(0.07)	$(0.06)
Discontinued operations	0.01	0.01
Net loss	$(0.06)	$(0.05)

(1)  Not used in diluted earnings per share calculations as effect would be antidilutive.